25003066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52978

ANNUAL REPORTS
FORM X-17A-5
PART III*

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allegiance Capital LLC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 07 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Donald B Dean Drive Suite 1
(No. and Street)

South Portland	ME	04106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neal P Richard	207-347-2440	nrichard@richardbrothersfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray, CPA
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal P Richard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allegiance Capital, LLC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEAN SAWYER FLINT
Notary Public
Maine
My Commission Expires
FEBRUARY 6, 2030

Notary Public

Signature:

Title:
Financial Operations Principal

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240 18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240 18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240 15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240 18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240 17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Allegiance Capital, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2024

CONTENTS

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Allegiance Capital LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Allegiance Capital LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allegiance Capital LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allegiance Capital LLC's management. Our responsibility is to express an opinion on Allegiance Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allegiance Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Allegiance Capital LLC's financial statements. The supplemental information is the responsibility of Allegiance Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Allegiance Capital LLC's auditor since 2020.

Sugar Land, Texas

March 6, 2025

Allegiance Capital, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$101,375
Accounts receivable	3,837
Prepaid expenses	10,870
Total assets	$116,082

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 65
Due to affiliate	2,239
Total current liabilities	2,304
MEMBERS' EQUITY	113,778
	$116,082

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024

REVENUES	
Commissions	$63,955
Interest income	616
Total revenues	64,571
OPERATING EXPENSES	
Filing fees	8,236
Insurance	2,862
Professional fees	33,386
Rent	720
Management fee	12,561
Telephone	212
Office expenses	147
Miscellaneous	13
Total operating expenses	58,137
NET INCOME	$ 6,434

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2024

Balance, beginning of year	$107,344
Net income	6,434
Balance, end of year	$113,778

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,434
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(373)
Increase in prepaid expenses	(3,974)
Decrease in due from affiliate	7,404
Increase in due to affiliate	2,239
Decrease in accounts payable	(1,014)
Total adjustments	4,282
INCREASE IN CASH AND CASH EQUIVALENTS	10,716
Cash and cash equivalents, beginning	90,659
Cash and cash equivalents, ending	$101,375

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Allegiance Capital, LLC (the Company) is a broker-dealer d/b/a Richard Brothers Securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine. The clients are located primarily in New England.

The accompanying financial statements have been prepared from separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated company.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Commissions

The Company adopted FASB ASC 606, revenue from contracts with clients. The revenue recognition guidance requires that an entity recognizes revenue to depict the services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identity the contract with a client, (2) identity the performance obligations in the contract, (3) determine the transaction price, (4) allocate obligations in the contract, and (5) recognize revenue when the entity satisfies a performance obligation.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and not held for sale in the ordinary course of business.

BROKER DEALER - SINGLE REPORTABLE SEGMENT

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including mutual fund retailer, municipal securities broker and broker or dealer selling variable life insurance or annuities. The Company has identified its Financial Operations Principal, Neal Richard, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 52.7% of its total revenue from a single external customer in 2024.

CONTINGENCIES

Credit Risk

The Company maintains its cash in banks that may exceed federally insured limits. Amounts uninsured and uncollateralized were $44 at December 31, 2024, and were held at FINRA. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

Litigation

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements. The Company was not involved in any litigation or any other legal claims as of December 31, 2024.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

The Company has entered into a Management Services Agreement (the Agreement) with Allegiance Financial Group, Inc. Accordingly, certain expenses are allocated among the Company and Allegiance Financial Group, Inc. Total expenses allocated to the Company under this Agreement were $13,653 for the year ended December 31, 2024. The amounts are included in the Statement of Income in the following captions:

Management fee	$12,561
Rent	720
Telephone	212
Office expenses	147
Miscellaneous	13

The Company paid for expenses that relate to both the Company and Allegiance Financial Group, Inc. during 2024. These expenses are allocated to the Company and Allegiance Financial Group, Inc. based on their relative revenues generated per the agreement between the Company and Allegiance Financial Group, Inc. As of December 31, 2024, the Company owed Allegiance Financial Group, Inc. $2,239 related to these Company-paid expenses.

There were no transactions between AFX Global Advisors, Inc. or Marlin Enterprises, LLC and the Company during 2024.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1) at December 31, 2024. The Company had net capital of $99,027, which was $94,027 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to excess net capital at December 31, 2024 was 2.45%.

SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure.

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

NET CAPITAL	
Members' equity	$113,778
DEDUCTIONS	
Nonallowable assets	
FINRA daily account	44
Accounts receivable	3,837
Prepaid expenses	10,870
Total nonallowable assets	14,751
Net capital	99,027
MINIMUM NET CAPITAL REQUIREMENT OF THE GREATER OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000	5,000
Excess net capital	$ 94,027
Aggregate Indebtedness	$ 2,304
Ratio of aggregate indebtedness to excess net capital	2.45%

There are no material differences when comparing the preceding computation and the Company's corresponding unaudited amended Part IIA Focus Filing of Form X-17A-5.

See report of independent registered public accounting firm.

Allegiance Capital, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2024

A computation of reserve requirement is not applicable to Allegiance Capital, LLC.

Allegiance Capital, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Year Ended December 31, 2024

Information Relating to the Possession or Control Requirements is not applicable to Allegiance Capital, LLC.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Allegiance Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Allegiance Capital, LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following. (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Mutual fund retailer; (2) Municipal securities broker; and (3) Broker or dealer selling variable life insurance or annuities; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception Allegiance Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegiance Capital, LLC'S compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 6, 2025

Allegiance Capital, LLC D/B/A
Richard Brothers Securities

EXEMPTION REPORT

Allegiance Capital, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (1) Mutual fund retailer; (2) Municipal securities broker; and (3) Broker or dealer selling variable life insurance or annuities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Allegiance Capital, LLC

I, Neal P. Richard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Neal P. Richard

Title: Financial Operations Principal

Date of Report: 3/6/2025